SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CERTIFICATE

EXCERPT OF THE MINUTES OF THE FORTY-SIXTH MEETING OF THE MANAGEMENT, PEOPLE AND ELIGIBILITY COMMITTEE OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

This is to certify, for all due intents and purposes, that on the 20th of March of two thousand and twenty, the Eletrobras Management, People and Eligibility Committee - CGPE held its forty-sixth meeting, attended, via videoconference, by Directors MARCELO DE SIQUEIRA FREITAS (coordinator) and Director RUY FLAKS SCHNEIDER (RFS), as members. Director VICENTE FALCONI CAMPOS was absent for good cause shown. BRUNO KLAPPER LOPES, Governance Secretary of the Board of Directors, acted as secretary to this meeting. OPINION ON ELIGIBILITY: The members of the Management, People and Eligibility Committee, exercising their legal duties, and in accordance with Articles 14 and 64, Paragraph 1, of Decree No. 8945/16, and Official Letter No. 842/16-MP, cast their votes based on the supporting material available, having unanimously decided, exclusively from the point of view of the legal requirements for investiture, to make eligible the following appointments:

a)    Appointment of Consuelo Garcia for the position of Administrative and Finance Officer of CEPEL - Electrical Energy Research Center. RES 082, of March 09, 2020.

b)    Appointments of the Ministry of Economy for the Audit Committee of Eletrobras Holding (art. 50, I, of the Articles of Incorporation):

✓  Dênis de Moura Soares - permanent member;

✓  Hailton Madureira de Almeida - deputy.

➢  Note: The effectiveness of the opinion on eligibility related to those appointed under item b is subject to prior approval by the Office of the President’s Chief of Staff, in order to safeguard the purpose prescribed in art. 22, Item II, of the Decree No. 8.945/2016

c)    Appointment of Lourival Nery dos Santos for the position of Administrative and Finance Officer of the SPEs of the Pindai I, II and III Wind Complexes. RES 102, of March 09, 2020.

Without further issued on the subject, the Committee members adjourned the business on the eligibility of this meeting, ordering that this certificate be drawn up. and, after read and approved, it was signed by me, Mr. BRUNO KLAPPER LOPES, Governance Secretary, who has drawn it up.

Rio de Janeiro, March 20, 2020.

BRUNO KLAPPER LOPES

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.